UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

                               (AMENDMENT NO. 2)*




                              SEACOR Holdings Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    811904101
 ------------------------------------------------------------------------------
                                  CUSIP Number

                                December 31, 2006
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           |_| Rule 13d-1(b)

           |X| Rule 13d-1(c)

           |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus Acquisition, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361(1)(2)
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

--------

(1)  As of the date of this filing.

(2) As of December 31, 2006, Nautilus Acquisition, L.P. and Credit Suisse Securities (USA) LLC (formally known as Credit Suisse First Boston, LLC) were parties to a Voting Trust Agreement with Wells Fargo Bank, N.A. (the "Trustee"), pursuant to which, Nautilus Acquisition, L.P. deposited 936,298 shares of Common Stock into a Trust created by the Voting Trust Agreement and gave the Trustee the exclusive right to vote the shares that were deposited into the Trust. Accordingly, as of December 31, 2006, the voting power of such reporting persons was over 448,063 shares of Common Stock and the Trustee had voting power over the 936,298 shares of Common Stock so deposited with it. The Voting Trust was terminated on February 8, 2007 and, as a result thereof, all voting power of the 936,298 shares of Common Stock was returned to Nautilus Acquisition, L.P.


                               Page 2 of 22 Pages

CUSIP No.: 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus Intermediary, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

* Note footnote 2.


                               Page 3 of 22 Pages

CUSIP No.: 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus AIV, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

* Note footnote 2.


                               Page 4 of 22 Pages

CUSIP No.: 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus GP, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           PN
-------------------------------------------------------------------------------

* Note footnote 2.


                               Page 5 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Credit Suisse First Boston Private Equity, Inc.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

* Note footnote 2.


                               Page 6 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Merkur-Nautilus Holdings, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

* Note footnote 2.


                               Page 7 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Turnham-Nautilus Holdings, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------



*  Note footnote 2.


                               Page 8 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Martin Merkur
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------


*  Note footnote 2.


                               Page 9 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Robert C. Turnham, Jr.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------


* Note footnote 2.





                              Page 10 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         W.M. Craig
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        0
   NUMBER OF            --------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              --------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              0
                        --------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361

-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,384,361
-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           IN
-------------------------------------------------------------------------------


* Note footnote 2.



                              Page 11 of 22 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Credit Suisse, on behalf of the Investment Banking division.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER

                                        9,564
   NUMBER OF            -------------------------------------------------------
     SHARES                     6    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                            1,384,361*
      EACH              -------------------------------------------------------
   REPORTING                    7    SOLE DISPOSITIVE POWER
     PERSON
      WITH                              9,564
                        -------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                        1,384,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,564

-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.004%

-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           BK
-------------------------------------------------------------------------------

* Note footnote 2.


                              Page 12 of 22 Pages

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

(a)  Name of Issuer:SEACOR Holdings Inc. (the "Company")

     (b)  Address of Issuer's Principal Executive Offices:

           11200 Richmond Avenue, Suite 400
           Houston, TX 77082-2638

ITEM 2.  PERSON FILING:

(a)  Name of Person Filing:

           Nautilus Acquisition, L.P. ("Nautilus")
           Nautilus Intermediary, L.P. ("Nautilus Intermediary")
           Nautilus AIV, L.P. ("Nautilus AIV")
           Nautilus GP, LLC ("Nautilus Special GP")
           Credit Suisse First Boston Private Equity, Inc. ("CSFBPE" and, together with Nautilus, Nautilus Intermediary, Nautilus AIV and Nautilus Special GP, the "Nautilus Entities")
           Merkur-Nautilus Holdings, LLC ("Merkur-Nautilus")
           Turnham-Nautilus Holdings, LLC ("Turnham-Nautilus")
           Martin Merkur ("Merkur")
           Robert C. Turnham, Jr. ("Turnham")
           W.M. Craig ("Craig")
           Credit Suisse (the "Bank"), on behalf of its subsidiaries to the extent that they constitute the Investment Banking division
                (as defined in Exhibit I) (the "CS Entities")

     Nautilus, Nautilus Intermediary, Nautilus AIV, Nautilus Special GP, CSFBPE, Merkur-Nautilus, Turnham-Nautilus, Merkur, Turnham, Craig and the CS Entities are referred to, collectively, as the "Reporting Persons." For a description of the Reporting Persons, see Exhibit I.

(b)  Address of Principal Business Office or, if none, Residence:

           The address of the principal business office of each of the Nautilus Entities other than Nautilus Special GP is:

           c/o Credit Suisse First Boston Private Equity, Inc.
           Eleven Madison Avenue, New York, New York 10010


           The address of the principal business office of Nautilus Special GP, Turnham-Nautilus and Turnham is:

           808 Travis Street, Suite 1320
           Houston, Texas 77002


           The address of the principal business office of Merkur-Nautilus and Merkur is:

           2188 Clover Court
           East Meadow, New York 11554


           The address of Craig is:

           1716 NW Farewell Drive
           Bend, Oregon




                              Page 13 of 22 Pages

           The address of the principal business office of the Bank is:

           Uetlibergstrasse 231
           P.O. Box 900
           CH 8070 Zurich, Switzerland


(c)  Citizenship:

           The Nautilus Entities, Merkur-Nautilus and Turnham-Nautilus are organized under the laws of the State of Delaware. The Bank is organized under the laws of Switzerland. Messrs. Merkur, Turnham and Craig are citizens of the United States of America.

(d) Title of Class of Securities:

           Common Stock, par value $.01 per share (the "Common Stock")

(e) CUSIP Number:

           811904101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [_]   Broker or dealer registered under Section 15 of the Exchange
                  Act

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act

      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act

      (d)   [_]   Investment company registered under Section 8 of the
                  Investment Company Act

      (e)   [_]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E)

      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F)

      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G)

      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act

      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act

      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.  OWNERSHIP.

ITEM 4(a):  AMOUNT BENEFICIALLY OWNED:

      See response to Item 9 on each cover page, and the information set forth below.

ITEM 4(b):  PERCENT OF CLASS:

      See response to Item 11 on each cover page, and the information set forth below.



                              Page 14 of 22 Pages

ITEM 4(c): Number of shares as to which the Reporting Person has:

      (i)   sole power to vote or direct the vote:

            See response to Item 5 on each cover page, and the information set forth below.

      (ii)  shared power to vote or to direct the vote:

            See response to Item 6 on each cover page, and the information set forth below.

      (iii)sole power to dispose of or to direct the disposition of:

            See response to Item 7 on each cover page, and the information set forth below.

      (iv)  shared power to dispose of or to direct the disposition of:

            See response to Item 8 on each cover page, and the information set forth below.

      As of the date of this filing, each of the Nautilus Entities has shared dispositive power and shared voting power with respect to 1,384,361 shares of Common Stock held by Nautilus. It should be noted, however, that as of December 31, 2006, Nautilus Acquisition, L.P. and Credit Suisse Securities (USA) LLC (formally known as Credit Suisse First Boston, LLC) were parties to a Voting Trust Agreement with Wells Fargo Bank, N.A. (the "Trustee"), pursuant to which, Nautilus Acquisition, L.P. deposited 936,298 (representing 3.7% of the outstanding Common Stock) shares of Common Stock into a Trust created by the Voting Trust Agreement and gave the Trustee the exclusive right to vote the shares that were deposited into the Trust. Accordingly, as of December 31, 2006, the voting power of such reporting persons was over 448,063 shares of Common Stock and the Trustee had voting power over the 936,298 shares of Common Stock so deposited with it. The Voting Trust was terminated on February 8, 2007 and, as a result thereof, all voting power of the 936,298 shares of Common Stock was returned to Nautilus Acquisition, L.P. While the CS Entities (excluding CSFBPE) disclaim beneficial ownership of the shares of Common Stock to which this statement relates, as a result of their relationship to the Nautilus Entities, under the Exchange Act such entities may be deemed to beneficially own such shares. In addition, Credit Suisse Securities (USA) LLC ("CS Sec USA LLC"), a CS Entity and a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company, beneficially owns 9,564 shares of Common Stock over which each of the Reporting Persons, other than the Bank, expressly disclaims beneficial ownership. CSG (as defined in Exhibit I), for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CS Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division, each as defined in Exhibit I) may beneficially own shares of Common Stock to which this statement relates and such shares of Common Stock are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock to which this statement relates that are beneficially owned by its direct and indirect subsidiaries, including the Nautilus Entities and the CS Entities. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of the shares of Common Stock to which this statement relates that are beneficially owned by the Bank and the CS Entities.

      The Nautilus Entities and the CS Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division. Due to their interest in Nautilus Special GP, Merkur-Nautilus, Turnham-Nautilus and Craig may be deemed to beneficially own the shares of Common Stock held by Nautilus.

      Due to their interests in Merkur-Nautilus and Turnham Nautilus, respectively, Merkur and Turnham may be deemed to beneficially own the shares of Common Stock held by Nautilus. Merkur-Nautilus, Turnham-Nautilus, Merkur, Turnham and Craig disclaim beneficial ownership of such shares of Common Stock held by Nautilus.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.


                              Page 15 of 22 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      See Exhibit I.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.  CERTIFICATION.

      (a)   Not applicable.

      (b) By signing below the undersigned certifies that, to the best of its or his (as the case may be) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



















                              Page 16 of 22 Pages

                               SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 February 13, 2007             NAUTILUS ACQUISITION, L.P.

                               By:  NAUTILUS INTERMEDIARY, L.P.,
                                    its General Partner

                               By:  NAUTILUS AIV, L.P., its General
                               Partner

                               By:  Nautilus GP, LLC, its managing general
                               partner

                               By:  Turnham-Nautilus Holdings, LLC,
                                    Class A Member and Authorized Signatory

                                    By:  /s/  Robert C. Turnham, Jr.
                                        ----------------------------
                                    Name:  Robert C. Turnham, Jr.
                                    Title: Member and Authorized Signatory


February 13, 2007                   NAUTILUS INTERMEDIARY, L.P.

                               By:  NAUTILUS AIV, L.P., its General
                               Partner

                               By:  Nautilus GP, LLC, its managing general
                               partner

                               By:  Turnham-Nautilus Holdings, LLC
                                    Class A Member and Authorized Signatory

                                    By:  /s/  Robert C. Turnham, Jr.
                                        ----------------------------
                                    Name:  Robert C. Turnham, Jr.
                                    Title: Member and Authorized Signatory


February 13, 2007                   NAUTILUS AIV, LP

                               By:  Nautilus GP, LLC, its managing general
                               partner

                               By:  Turnham-Nautilus Holdings, LLC
                                    Class A Member and Authorized Signatory

                                    By:  /s/  Robert C. Turnham, Jr.
                                        ----------------------------
                                    Name:  Robert C. Turnham, Jr.
                                    Title: Member and Authorized Signatory


February 13, 2007                   NAUTILUS GP, LLC

                               By:  Turnham-Nautilus Holdings, LLC
                                    Class A Member and Authorized Signatory


                                    By:  /s/  Robert C. Turnham, Jr.
                                        ----------------------------
                                    Name:  Robert C. Turnham, Jr.
                                    Title: Member and Authorized Signatory


                              Page 17 of 22 Pages

February 13, 2007              CREDIT SUISSE FIRST BOSTON
                               PRIVATE EQUITY, INC.

                               By:  /s/  Ivy B. Dodes
                                        ----------------------------
                                    Name:  Ivy B. Dodes
                                    Title:  Vice President

February 13, 2007                   CREDIT SUISSE, ON BEHALF OF THE
                               INVESTMENT BANKING DIVISION

                               By:  /s/  Ivy B. Dodes
                                        ----------------------------
                                    Name:  Ivy B. Dodes
                                    Title:  Managing Director


February 13, 2007                   MERKUR-NAUTILUS HOLDINGS, LLC

                               By:  /s/  Martin Merkur
                                        ----------------------------
                                    Name:  Martin Merkur
                                    Title:  Member


February 13, 2007                   TURNHAM-NAUTILUS HOLDINGS, LLC

                               By:       /s/  Robert C. Turnham, Jr.
                                        ----------------------------
                                    Name:  Robert C. Turnham, Jr.
                                    Title:  Member


February 13, 2007              /s/  Martin Merkur
                               -------------------------------------
                               Martin Merkur



February 13, 2007              /s/  Robert C. Turnham, Jr.
                               -------------------------------------
                               Robert C. Turnham, Jr.


February 13, 2007              /s/  W.M. Craig
                               -------------------------------------
                               W.M. Craig





                              Page 18 of 22 Pages

      EXHIBIT INDEX

     Exhibit No.             Document
     -----------             --------
          I            Identification and
                       Classification of
                       Members of the Group

          II Agreement as to Joint Filing of Schedule 13G/A, dated February 13, 2007.






                              Page 19 of 22 Pages

                                    Exhibit I

      Nautilus is a Delaware limited partnership which was formed originally to purchase securities of Seabulk International, Inc. ("Seabulk"). Such securities were subsequently converted into cash and shares of Common Stock of the Company in connection with the merger among the Company, SBLK Acquisition Corp., Corbulk LLC and Seabulk, and are the shares of Common Stock to which this Schedule 13G/A relates. Nautilus Intermediary is the general partner of Nautilus.

      Nautilus Intermediary is a Delaware limited partnership which was formed to be the general partner of Nautilus. Nautilus AIV is the general partner of Nautilus Intermediary.

      Nautilus AIV is a Delaware limited partnership which was formed as an alternative investment vehicle for certain limited partners of DLJ Merchant Banking Partners III, L.P. ("Partners III"). Nautilus Special GP is the managing general partner of Nautilus AIV and will have exclusive management rights and decision making authority (including voting and dispositive power) with respect to the investment in the Company. The members of Nautilus Special GP are Merkur-Nautilus, Turnham-Nautilus, Craig and CSFBPE. DLJ Merchant Banking III, L.P. ("MBP III LP"), is also a general partner of Nautilus AIV, however, it does not have any decision making authority (including voting and dispositive power) with respect to the investment in the Company. Partners III is a Delaware limited partnership which makes investments for long-term appreciation whose Associate General Partner is MBP III LP and whose Managing General Partner is DLJ Merchant Banking III, Inc., a Delaware corporation ("MPIII Inc."). CSFBPE is the sole stockholder of MPIII Inc.

      CSFBPE is a Delaware corporation. CSFBPE's principal business is as a holding company of private equity businesses for Credit Suisse (as defined below).

      Merkur-Nautilus is a Delaware limited liability company. Merkur-Nautilus's principal business is to serve as a member of Nautilus Special GP. Merkur is the sole member of Merkur-Nautilus. Merkur is a director and Senior Vice President of Merchandising for Fortunoff. Merkur-Nautilus and Merkur each disclaim any beneficial ownership of the shares of Common Stock to which this statement relates.

      Turnham-Nautilus is a Delaware limited liability company.
Turnham-Nautilus's principal business is to serve as a member of Nautilus Special GP. Turnham is the sole member of Turnham-Nautilus. Turnham is President of Goodrich Petroleum Corporation. Turnham-Nautilus and Turnham each disclaim any beneficial ownership of the shares of Common Stock to which this statement relates.

      Craig is a citizen of the United States and is retired. Craig disclaims any beneficial ownership of the shares of Common Stock to which this statement relates.

      In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries (including CSFBPE) to the extent that they constitute the Investment Banking division (the "Investment Banking division") (the "CS Entities"). The CS Entities provide financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invest in and manage private equity and venture capital funds. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of each of the CS Entities' principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

      CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the "Winterthur division"). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the "Asset Management division") and the Private Banking division (the "Private Banking division"). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.



                              Page 20 of 22 Pages

                                     Exhibit II

                             Joint Filing Agreement

           In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01, of SEACOR Holdings Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

NAUTILUS ACQUISITION, L.P.                   NAUTILUS INTERMEDIARY, L.P.

By:   NAUTILUS INTERMEDIARY                  By:   NAUTILUS AIV, L.P., its
L.P., its  General Partner                   General    Partner

By:   NAUTILUS AIV, L.P., its                By:   Nautilus GP, LLC, its
General    Partner                           managing general partner

By:   Nautilus GP, LLC, its                  By:   Turnham-Nautilus Holdings,
managing general     partner                 LLC
                                                   Class A Member and
By:   Turnham-Nautilus                       Authorized Signatory
Holdings, LLC
      Class A Member and                     By:  /s/  Robert C. Turnham, Jr.
Authorized Signatory                         ___________________________________
                                             Name:  Robert C. Turnham, Jr.
By: Robert C. Turnham, Jr.                   Title: Member and Authorized
_________________________________            Signatory
Name:  Robert C. Turnham, Jr.
Title: Member and Authorized                 NAUTILUS AIV, L.P.
Signatory
                                             By:   Nautilus GP, LLC, its
                                             managing general partner
NAUTILUS GP, LLC
                                             By: Turnham-Nautilus Holdings, LLC
By:   Turnham-Nautilus Holdings, LLC             Class A Member and Authorized
      Class A Member and Authorized Signatory    Signatory

                                             By:  /s/  Robert C. Turnham, Jr.
By: /s/  Robert C. Turnham, Jr.              ___________________________________
_________________________________            Name:  Robert C. Turnham, Jr.
Name:  Robert C. Turnham, Jr.                Title: Member and Authorized
Title: Member and Authorized                 Signatory
Signatory

                                             CREDIT SUISSE FIRST BOSTON PRIVATE
CREDIT SUISSE, ON BEHALF OF THE              EQUITY, INC.
INVESTMENT BANKING DIVISION
                                             By:  /s/  Ivy B. Dodes
By:  /s/  Ivy B. Dodes                         _____________________________
   _________________________________           Name: Ivy B. Dodes
   Name: Ivy B. Dodes                          Title: Vice President
   Title: Managing Director

MERKUR-NAUTILUS HOLDINGS, LLC

By: /s/   Martin Merkur
-----------------------------------
Name:  Martin Merkur
Title: Member


/s/   Martin Merkur
-----------------------------------
Martin Merkur


                              Page 21 of 22 Pages

TURNHAM-NAUTILUS HOLDINGS, LLC

By:  /s/  Robert C. Turnham, Jr.
-----------------------------------
Name:  Robert C. Turnham, Jr.
Title: Member


/s/  Robert C. Turnham, Jr.
-------------------------------------
Robert C. Turnham, Jr.


/s/  W.M. Craig
-------------------------------------
W.M. Craig














                              Page 22 of 22 Pages